Filed pursuant to Rule 253(g)(2)

File No. 024-11598

SUPPLEMENT NO. 2 DATED APRIL 29, 2024

TO OFFERING CIRCULAR DATED SEPTEMBER 26, 2023

EMERGING FUELS TECHNOLOGY, INC.

6024 S. 116th East Avenue

Tulsa, Oklahoma 74146

Tel.: 918.286.6802

EXPLANATORY NOTE

This Supplement No. 2 to the Offering Circular should be read in conjunction with the Offering Circular dated September 26, 2023 and supplemented on November 28, 2023, and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular and supplements, can be found HERE  and HERE .

Emerging Fuels Technology, Inc. (the “company”) has recently filed its annual report on Form 1-K, which contains more recent information on the company, including audited financial statements for the fiscal year ended December 31, 2023. The Form 1-K can be found HERE.